U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                              Taunus Corporation(1)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                               31 West 52 Street
--------------------------------------------------------------------------------
                                    (Street)

   New York                           NY                 10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                     AMERITRADE HOLDING CORPORATION (AMTD)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


                                 December 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

                                 Not Applicable
================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock, par value       12/05/2001      S               4,700      (D)    $6.50    26,093,215      I (1)    Through
$0.01 per share                                                                                  (1)                   wholly-owned
                                                                                                                       subsidiaries
                                                                                                                             (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value       12/06/2001      S              46,900      (D)    $6.54    26,046,315     I (1)     Through
$0.01 per share                                                                                  (1)                   wholly-owned
                                                                                                                       subsidiaries
                                                                                                                             (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value       12/07/2001      S             217,000      (D)    $6.80    25,829,315     I (1)     Through
$0.01 per share                                                                                  (1)                   wholly-owned
                                                                                                                       subsidiaries
                                                                                                                             (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value       12/10/2001      S              43,000      (D)    $6.52    25,786,315     I (1)     Through
$0.01 per share                                                                                  (1)                   wholly-owned
                                                                                                                       subsidiaries
                                                                                                                             (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value       12/11/2001      S              40,500      (D)    $6.52    25,745,815     I (1)     Through
$0.01 per share                                                                                  (1)                   wholly-owned
                                                                                                                       subsidiaries
                                                                                                                             (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value       12/12/2001      S              16,200      (D)    $6.54    25,729,615     I (1)     Through
$0.01 per share                                                                                  (1)                   wholly-owned
                                                                                                                       subsidiaries
                                                                                                                             (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value       12/19/2001      S               3,300      (D)    $6.50    25,726,315     I (1)     Through
$0.01 per share                                                                                  (1)                   wholly-owned
                                                                                                                       subsidiaries
                                                                                                                             (1)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:  See Continuation Sheet

          Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                      TAUNUS CORPORATION

                                      By: /s/ Douglas Barnard
                                         -------------------------------
                                          Name:  Douglas Barnard
                                          Title: Managing Director and
                                                 Chief Financial Officer

                                      By: /s/ John Cipriani
                                         -------------------------------
                                          Name:  John Cipriani
                                          Title: Director and Assistant
                                                 Treasurer

                                      BT INVESTMENT PARTNERS INC.

                                      By: /s/ Debbie Hodges
                                         -------------------------------
                                          Name:  Debbie Hodges
                                          Title: Authorized Signatory

                                      BANKERS TRUST COMPANY

                                      By: /s/ James T. Byrne, Jr.
                                         -------------------------------
                                          Name:  James T. Byrne, Jr.
                                          Title: Authorized Signatory

                                      DEUTSCHE BANC ALEX. BROWN INC.

                                      By: /s/ James T. Byrne, Jr.
                                         -------------------------------
                                          Name:  James T. Byrne Jr.
                                          Title: Authorized Signatory

                                      EA STRATEGIES LLC

                                       By: /s/ Salvatore Palazzolo
                                         -------------------------------
                                          Name:  Salvatore Palazzolo
                                          Title: Authorized Signatory

Continuation Sheet to Form 4

===========================================================================

1.  Name and Address of Reporting Person         Taunus Corporation
                                                 31 West 52nd Street
                                                 New York, New York  10019

2.  Statement for (Month/Year)                   December 2001

3.  Issuer Name and Ticker or Trading Symbol     AMERITRADE HOLDING
                                                 CORPORATION (AMTD)
===========================================================================

Explanation of Responses

(1) National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of Taunus Corporation ("Taunus"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group had the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group had the right to acquire, subject to the terms and conditions of the Agreement, depended solely on the market price for the Class A Common Stock during a designated period. Taunus and NDB Group jointly filed a Form 3 (the "Original Form 3") on August 9, 2001 to report such transaction, in which each expressly declared, pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934, as amended, that the filing of such Original Schedule 13G was not to be construed as an admission that it was, for the purposes of Section 16 of such Act or otherwise, the beneficial owner of such securities. Such transaction closed on September 6, 2001, as a result of which BT Investment Partners Inc., a wholly-owned subsidiary of Taunus designated by NDB Group pursuant to the Agreement ("BTIP"), acquired 26,027,282 shares of Class A Common Stock, representing 13.1%, of the shares of Class A Common Stock outstanding (based on the 172,921,099 shares of Class A Common Stock reported by Issuer, in its Form 10-Q filed on August 13, 2001, as being outstanding as of August 8, 2001). The Original Form 3 was amended in its entirety by a Form 3 filing that reported the beneficial ownership of (1) such 26,027,282 shares of Class A Common Stock acquired by BTIP, (2) 155,233 shares of Class A Common Stock owned by Bankers Trust Company, a wholly-owned subsidiary of Taunus, (3) 257,900 shares of Class A Common Stock owned by Deutsche Bank Alex. Brown Inc., a wholly-owned subsidiary of Taunus, (4) 8,400 shares of Class A Common Stock owned by EA Strategies LLC, a wholly-owned subsidiary of Taunus and (5) 12,390 shares of Class A Common Stock owned by NDB Capital Markets, L.P. ("NDB Capital Markets"), a wholly-owned subsidiary of Taunus. A Form 4 with respect to dispositions by BTIP during November 2001 of certain of such shares was filed on December 10, 2001 and is being amended by an amended Form 4 filed on the date hereof. This Form 4 reports the subsequent disposition by BTIP during December 2001 of certain of such shares, and excludes shares of Class A Common Stock purchased or sold in ordinary course market-making transactions by NDB Capital Markets and not held at any time in an investment account. The share numbers reported in column 5 above exclude any shares of Class A Common Stock held in any non-investment accounts of NDB Capital Markets used solely for ordinary course market making activities.

The principal place of business of BTIP is 31 West 52nd Street, New York, New York 10019. The principal place of business of Taunus Corporation is 31 West 52nd Street, New York, New York 10019. The principal place of business of BT Investment Partners Inc. is 31 West 52nd Street, New York, New York 10019. The principal place of business of Bankers Trust Company is 31 West 52nd Street, New York, New York 10019. The principal place of business of Deutsche Banc Alex. Brown Inc. is 31 West 52nd Street, New York, New York 10019. The principal place of business of EA Strategies LLC is 31 West 52nd Street, New York, New York 10019.